Exhibit 23.2

DeGolyer and MacNaughton
5001  Spring Valley Road
Suite 800 East
Dallas, Texas 75244

March 7, 2008

APCO Argentina Inc.
One Williams Center
Mail Drop 26-4
Tulsa, Oklahoma 74172

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton and to inclusion of information taken from our "Appraisal Report as of December 31, 2007 on Reserves of Certain Properties for APCO Argentina Inc." in the section "Oil and Gas Reserves" in the APCO Argentina Inc. Annual Report on Form 10-K for the year ended December 31, 2007. We are necessarily unable to verify the accuracy of the reserves, revenue, and present worth values contained in the Form 10-K when our estimates have been combined with those of another firm.

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON